SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 6-K


Report of Foreign Private Issuer


Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934


Report on Form 6-K for 1 June 2005

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa


(Name and address of registrant's principal executive office)


(Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosures:

Announcement of transactions of directors of the company or directors of major
subsidiaries of the company in securities of Sasol Limited dated 14 September 2005
to 30 September 2005 and the notice of grant of share options

1. 14 September 2005
2. 15 September 2005
3. 19 September 2005
4. 21 September 2005
5. 22 September 2005
6. 27 September 2005
7. 28 September 2005
8. 29 September 2005
9. 30 September 2005

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following
transaction in securities of Sasol by a director of the Company:


| | |
|---|---|
| Name | C B Strauss |
| Office held | Non-Executive Director |
| Company | Sasol Limited |
| Date transaction effected | 12 September 2005 |
| Selling price per share | R227,80 |
| Number of shares | 5 150 |
| Total value | R1 173 170 |
| Class of shares | Ordinary no par value |
| Nature of transaction | Sale of shares |
| Nature and extent of Director's interest | Indirect beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |


14 September 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

NOTICE OF GRANT OF SHARE OPTIONS

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE Limited, we hereby announce that the following directors of Sasol Limited, the company secretary and directors of a major subsidiary, Sasol Synfuels (Pty) Limited, were granted additional share options in terms of the Sasol Share Incentive Scheme "the Scheme" effective 15 September 2005 at an option offer price of R 218,00 per share (being the consideration payable by each participant for the shares).  Approval for the individual allocations was given by the Trustees of the Sasol Share Incentive Trust on 12 September 2005.  Share options not accepted within one month will lapse.

| Name | Designation | Number of option shares granted | Nature of interest |
|---|---|---|---|
| N L Joubert | Company Secretary | 25 400 | Direct beneficial |
| J A Botha | Director of Sasol Synfuels (Pty) Limited | 30 500 | Direct beneficial |
| C P Buys | Director of Sasol Synfuels (Pty) Limited | 5 200 | Direct beneficial |
| A de Klerk | Director of Sasol Synfuels (Pty) Limited | 27 100 | Direct beneficial |
| A M Human | Director of Sasol Synfuels (Pty) Limited | 9 000 | Direct beneficial |
| F E J Malherbe | Director of Sasol Synfuels (Pty) Limited | 7 300 | Direct beneficial |
| M Sieberhagen | Director of Sasol Synfuels (Pty) Limited | 11 000 | Direct beneficial |
| J A van der Westhuizen | Director of Sasol Synfuels (Pty) Limited | 27 800 | Direct beneficial |
| R van Rooyen | Director of Sasol Synfuels (Pty) Limited | 25 400 | Direct beneficial |
| C F Rademan | Director of Sasol Synfuels (Pty) Limited | 10 900 | Direct beneficial |

In terms of the Scheme rules one third of the options vest on the second anniversary date of the grant, a further third on the fourth anniversary and the final third on the sixth anniversary.  The options are subject to performance criteria as well as a nine year expiry period.


15 September 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF SASOL LIMITED AND A MAJOR
SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities
of Sasol by directors of the Company or of major subsidiaries of the
Company:

| | |
|---|---|
| Name | P V Cox |
| Office held | Executive Director on pre-retirement leave until 30 September 2005 after which he will become a non-executive director |
| Company | Sasol Limited |
| Date transaction effected | 14 September 2005 |
| Option offer date | 5 September 2001 |
| Option offer price | R78,70 |
| Exercise date | 10 September 2001 |
| Exercise price | R82,60 |
| Selling price per share | R220,11 |
| Number of shares | 96 000 |
| Total value | R21 130 560 |
| Class of shares | Ordinary no par value |
| Nature of transaction | The shares are being sold pursuant to the implementation of options in order to finance the purchase of 175 500 shares in respect of share options vesting on his retirement on 1 October 2005 |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

| | |
|---|---|
| Name | J H Fourie |
| Office held | Director of a major subsidiary |
| Company | Sasol Limited |
| Date transaction effected | 14 September 2005 |
| Selling price per share | R220,25 |
| Number of shares | 38 700 |
| Total value | R8 523 675 |
| Class of shares | Ordinary no par value |
| Nature of transaction | Sale of shares |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

| | |
|---|---|
| Name | A de Klerk |
| Office held | Director of a major subsidiary |
| Company | Sasol Limited |
| Date transaction effected | 14 September 2005 |
| Option offer date | 28 September 1998 |
| Option offer price | R25,10 |
| Exercise date | 27 October 1998 |
| Exercise price | R28,50 |
| Selling price per share | R221,00 |
| Number of shares | 1 100 |
| Total value | R243 100 |
| Class of shares | Ordinary no par value |
| Nature of transaction | Sale of shares pursuant to exercise and implementation of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

| | |
|---|---|
| Name | A de Klerk |
| Office held | Director of a major subsidiary |
| Company | Sasol Limited |
| Date transaction effected | 14 September 2005 |
| Option offer date | 29 October 1999 |
| Option offer price | R42,30 |
| Exercise date | 29 November 1999 |
| Exercise price | R46,55 |
| Selling price per share | R221,00 |
| Number of shares | 7 300 |
| Total value | R1 613 300 |
| Class of shares | Ordinary no par value |
| Nature of transaction | Sale of shares pursuant to exercise and implementation of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

| | |
|---|---|
| Name | A de Klerk |
| Office held | Director of a major subsidiary |
| Company | Sasol Limited |
| Date transaction effected | 14 September 2005 |
| Option offer date | 30 August 2000 |
| Option offer price | R54,00 |
| Exercise date | 10 December 2002 |
| Exercise price | R94,80 |
| Selling price per share | R221,00 |
| Number of shares | 9 300 |
| Total value | R2 055 300 |
| Class of shares | Ordinary no par value |
| Nature of transaction | Sale of shares pursuant to exercise and implementation of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

15 September 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY THE COMPANY SECRETARY AND DIRECTORS OF A MAJOR
SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities
of Sasol by the Company Secretary of the Company and directors of a major
subsidiary of the Company:


| | |
|---|---|
| Name | N L Joubert |
| Office held | Company Secretary |
| Company | Sasol Limited |
| Date transaction effected | 15 September 2005 |
| Option offer date | 5 September 2001 |
| Option offer price | R78,70 |
| Exercise date | 14 September 2005 |
| Exercise price | R218,00 |
| Selling price per share | R218,00 |
| Number of shares | 5 300 |
| Total value | R1 155 400 |
| Class of shares | Ordinary no par value |
| Nature of transaction | Sale of shares pursuant to exercise and implementation of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |


| | |
|---|---|
| Name | N L Joubert |
| Office held | Company Secretary |
| Company | Sasol Limited |
| Date transaction effected | 15 September 2005 |
| Option offer date | 10 September 2002 |
| Option offer price | R117,00 |
| Exercise date | 14 September 2005 |
| Exercise price | R218,00 |
| Selling price per share | R218,00 |
| Number of shares | 6 200 |
| Total value | R1 351 600 |
| Class of shares | Ordinary no par value |
| Nature of transaction | Sale of shares pursuant to exercise and implementation of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

| | |
|---|---|
| Name | N L Joubert |
| Office held | Company Secretary |
| Company | Sasol Limited |
| Date transaction effected | 15 September 2005 |
| Option offer date | 10 September 2003 |
| Option offer price | R89,50 |
| Exercise date | 14 September 2005 |
| Exercise price | R218,00 |
| Selling price per share | R218,00 |
| Number of shares | 4 600 |
| Total value | R1 002 800 |
| Class of shares | Ordinary no par value |
| Nature of transaction | Sale of shares pursuant to exercise and implementation of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

| | |
|---|---|
| Name | C F Rademan |
| Office held | Director of a major subsidiary |
| Company | Sasol Limited |
| Date transaction effected | 15 September 2005 |
| Option offer date | 5 September 2001 |
| Option offer price | R78,70 |
| Exercise date | 18 September 2001 |
| Exercise price | R79,00 |
| Selling price per share | R223,00 |
| Number of shares | 1 000 |
| Total value | R223 000,00 |
| Class of shares | Ordinary no par value |
| Nature of transaction | Sale of shares pursuant to exercise and implementation of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

| | |
|---|---|
| Name | R van Rooyen |
| Office held | Director of a major subsidiary |
| Company | Sasol Limited |
| Date transaction effected | 15 September 2005 |
| Option offer date | 24 November 1997 |
| Option offer price | R57,50 |
| Exercise date | 10 September 2002 |
| Exercise price | R116,80 |
| Number of shares | 3 000 |
| Exercise date | 18 September 2002 |
| Exercise price | R115,30 |
| Number of shares | 4 300 |
| Selling price per share | R219,07 |
| Number of shares | 7 300 |
| Total value | R1 599 211 |
| Class of shares | Ordinary no par value |
| Nature of transaction | Sale of shares pursuant to exercise and implementation of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

| | |
|---|---|
| Name | R van Rooyen |
| Office held | Director of a major subsidiary |
| Company | Sasol Limited |
| Date transaction effected | 15 September 2005 |
| Option offer date | 11 June 2001 |
| Option offer price | R76,70 |
| Exercise date | 18 September 2001 |
| Exercise price | R79,00 |
| Selling price per share | R217,00 |
| Number of shares | 9 700 |
| Total value | R2 104 900 |
| Class of shares | Ordinary no par value |
| Nature of transaction | Sale of shares pursuant to exercise and implementation of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

15 September 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF THE COMPANY

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transaction in securities
of Sasol by a director of the Company:


| | |
|---|---|
| Name | T S Munday |
| Office held | Executive Director and Deputy Chief Executive |
| Company | Sasol Limited |
| Date transaction effected | 15 September 2005 |
| Option offer date | 10 December 1999 |
| Option offer price | R50,90 |
| Exercise date | 23 August 2000 |
| Exercise price | R51,30 |
| Selling price per share | R226,45 |
| Number of shares | 22 000 |
| Total value | R4 981 900 |
| Class of shares | Ordinary no par value |
| Nature of transaction | Sale of shares pursuant to exercise and implementation of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |


19 September 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities
of Sasol by a director of a major subsidiary of the Company:

| | |
|---|---|
| Name | C F Rademan |
| Office held | Director of a major subsidiary |
| Company | Sasol Limited |
| Date transaction effected | 19 September 2005 |
| Option offer date | 10 September 2003 |
| Option offer price | R89,50 |
| Exercise date | 11 September 2003 |
| Exercise price | R91,00 |
| Selling price per share | R226,00 |
| Number of shares | 1 000 |
| Total value | R 226 000 |
| Class of shares | Ordinary no par value |
| Nature of transaction | Sale of shares pursuant to exercise and implementation of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

| | |
|---|---|
| Name | C F Rademan |
| Office held | Director of a major subsidiary |
| Company | Sasol Limited |
| Date transaction effected | 19 September 2005 |
| Option offer date | 5 September 2001 |
| Option offer price | R78,70 |
| Exercise date | 18 September 2001 |
| Exercise price | R79,00 |
| Selling price per share | R226,00 |
| Number of shares | 2 000 |
| Total value | R 452 000 |
| Class of shares | Ordinary no par value |
| Nature of transaction | Sale of shares pursuant to exercise and implementation of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

| | |
|---|---|
| Name | C F Rademan |
| Office held | Director of a major subsidiary |
| Company | Sasol Limited |
| Date transaction effected | 20 September 2005 |
| Option offer date | 10 September 2003 |
| Option offer price | R89,50 |
| Exercise date | 11 September 2003 |
| Exercise price | R91,00 |
| Selling price per share | R228,00 |
| Number of shares | 900 |
| Total value | R205 200 |
| Class of shares | Ordinary no par value |
| Nature of transaction | Sale of shares pursuant to exercise and implementation of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

| | |
|---|---|
| Name | C F Rademan |
| Office held | Director of a major subsidiary |
| Company | Sasol Limited |
| Date transaction effected | 20 September 2005 |
| Option offer date | 5 September 2001 |
| Option offer price | R78,70 |
| Exercise date | 18 September 2001 |
| Exercise price | R79,00 |
| Selling price per share | R228,00 |
| Number of shares | 800 |
| Total value | R182 400 |
| Class of shares | Ordinary no par value |
| Nature of transaction | Sale of shares pursuant to exercise and implementation of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

21 September 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities
of Sasol by a director of a major subsidiary of the Company:

| | |
|---|---|
| Name | R van Rooyen |
| Office held | Director of a major subsidiary |
| Company | Sasol Limited |
| Date transaction effected | 20 September 2005 |
| Option offer date | 10 September 2002 |
| Option offer price | R117,00 |
| Exercise date | 20 September 2005 |
| Exercise price | R223,00 |
| Number of shares | 15 500 |
| Class of shares | Ordinary no par value |
| Nature of transaction | Exercise of share options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

| | |
|---|---|
| Name | R van Rooyen |
| Office held | Director of a major subsidiary |
| Company | Sasol Limited |
| Date transaction effected | 20 September 2005 |
| Option offer date | 10 September 2003 |
| Option offer price | R89,50 |
| Exercise date | 20 September 2005 |
| Exercise price | R223,00 |
| Number of shares | 13 400 |
| Class of shares | Ordinary no par value |
| Nature of transaction | Exercise of share options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

22 September 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities
of Sasol by a director of a major subsidiary of the Company:

| | |
|---|---|
| Name | A M Human |
| Office held | Director of a major subsidiary |
| Company | Sasol Limited |
| Date transaction effected | 26 September 2005 |
| Selling price per share | R231,75 |
| Option offer date | 24 November 1997 |
| Option offer price | R57,50 |
| Exercise date | 29 December 1997 |
| Exercise price | R50,00 |
| Number of shares | 2000 |
| Total value | R463 500 |
| Class of shares | Ordinary no par value |
| Nature of transaction | Sale of shares pursuant to implementation and exercise of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

27 September 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF SASOL LIMITED AND DIRECTORS OF A
MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities
of Sasol by directors of the Company and directors of a major subsidiary
of the Company:


| | |
|---|---|
| Name | T S Munday |
| Office held | Executive Director and Deputy Chief Executive |
| Company | Sasol Limited |
| Date transaction effected | 27 September 2005 |
| Option offer date | 10 December 1999 |
| Option offer price | R50,90 |
| Exercise date | 23 August 2000 |
| Exercise price | R51,30 |
| Selling price per share | R245,01 |
| Number of shares | 6200 |
| Total value | R1 519 062 |
| Class of shares | Ordinary no par value |
| Nature of transaction | Sale of shares pursuant to exercise and implementation of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

| | |
|---|---|
| Name | N L Joubert |
| Office held | Director of a major subsidiary and Company Secretary of Sasol Limited |
| Company | Sasol Limited |
| Date transaction effected | 27 September 2005 |
| Option offer date | 5 September 2001 |
| Option offer price | R78,70 |
| Exercise date | 26 September 2005 |
| Exercise price | R234,00 |
| Number of shares | 2 000 |
| Total value | R468 000 |
| Vesting periods | 2 years – one third |
| | 4 years – second third |
| | 6 years – final third |
| Class of shares | Ordinary no par value |
| Nature of transaction | Purchase of shares pursuant to exercise and implementation of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

| | |
|---|---|
| Name | J H Fourie |
| Office held | Director of a major subsidiary |
| Company | Sasol Limited |
| Date transaction effected | 27 September 2005 |
| Option offer date | 10 September 2002 |
| Option offer price | R117,00 |
| Exercise date | 12 September 2002 |
| Exercise price | R120,00 |
| Number of shares | 38 700 |
| Total value | R4 644 000 |
| Vesting periods | 2 years – one third |
| | 4 years – second third |
| | 6 years – final third |
| Class of shares | Ordinary no par value |
| Nature of transaction | Purchase of shares pursuant to exercise and implementation of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

28 September 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities
of Sasol by a director of the Company:

| | |
|---|---|
| Name | L P A Davies |
| Office held | Executive Director and Chief Executive |
| Company | Sasol Limited |
| Date transaction effected | 28 September 2005 |
| Option offer date | 10 September 2002 |
| Option offer price | R117,00 |
| Exercise date | 13 September 2002 |
| Exercise price | R118,50 |
| Selling price per share | R240,82 |
| Number of shares | 13 700 |
| Total value | R3 299 234 |
| Class of shares | Ordinary no par value |
| Nature of transaction | Sale of shares pursuant to exercise and implementation of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

| | |
|---|---|
| Name | L P A Davies |
| Office held | Executive Director and Chief Executive |
| Company | Sasol Limited |
| Date transaction effected | 28 September 2005 |
| Option offer date | 10 September 2003 |
| Option offer price | R89,50 |
| Exercise date | 29 September 2003 |
| Exercise price | R87,00 |
| Selling price per share | R240,55 |
| Number of shares | 4 000 |
| Total value | R962 200 |
| Class of shares | Ordinary no par value |
| Nature of transaction | Sale of shares pursuant to exercise and implementation of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

29 September 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY DIRECTORS OF A MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities
of Sasol by directors of a major subsidiary of the Company:

| | |
|---|---|
| Name | C P Buys |
| Office held | Director of a major subsidiary |
| Company | Sasol Limited |
| Date transaction effected | 29 September 2005 |
| Option offer date | 29 October 1999 |
| Option offer price | R42,30 |
| Exercise date | 12 September 1999 |
| Exercise price | R41,90 |
| Selling price per share | R239,71 |
| Number of shares | 4 400 |
| Total value | R 1 054 724 |
| Class of shares | Ordinary no par value |
| Nature of transaction | Sale of shares pursuant to exercise and implementation of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |


| | |
|---|---|
| Name | F E J Malherbe |
| Office held | Director of a major subsidiary |
| Company | Sasol Limited |
| Date transaction effected | 29 September 2005 |
| Option offer date | 28 September 1998 |
| Option offer price | R25,10 |
| Exercise date | 26 October 1998 |
| Exercise price | R28,10 |
| Number of shares | 2 000 |
| Total value | R56 200 |
| Vesting periods | 2 years – one third<br>4 years – second third<br>6 years – final third |
| Class of shares | Ordinary no par value |
| Nature of transaction | Purchase of shares pursuant to exercise and implementation of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

| | |
|---|---|
| Name | F E J Malherbe |
| Office held | Director of a major subsidiary |
| Company | Sasol Limited |
| Date transaction effected | 29 September 2005 |
| Option offer date | 29 October 1999 |
| Option offer price | R42,30 |
| Exercise date | 16 November 1999 |
| Exercise price | R43,00 |
| Number of shares | 1 800 |
| Total value | R77 400 |
| Vesting periods | 2 years – one third |
| | 4 years – second third |
| | 6 years – final third |
| Class of shares | Ordinary no par value |
| Nature of transaction | Purchase of shares pursuant to exercise and implementation of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

30 September 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF SASOL LIMITED AND A DIRECTOR OF A
MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities
of Sasol by directors of the Company or of major subsidiaries of the
Company:

| | |
|---|---|
| Name | S Montsi |
| Office held | Non - Executive Director |
| Company | Sasol Limited |
| Date transaction effected | 22 September 2005 |
| Option offer date | 27 September 2000 |
| Option offer price | R53,80 |
| Exercise date | 30 October 2003 |
| Exercise price | R89,25 |
| Number of shares | 25 000 |
| Total value | R2 231 250 |
| Vesting periods | 2 years – first half |
| | 4 years – second half |
| Class of shares | Ordinary no par value |
| Nature of transaction | Purchase of shares pursuant to exercise and implementation of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

| | |
|---|---|
| Name | J A van der Westhuizen |
| Office held | Director of a major subsidiary |
| Company | Sasol Limited |
| Date transaction effected | 23 September 2005 |
| Option offer date | 5 September 2001 |
| Option offer price | R78,70 |
| Exercise date | 7 September 2001 |
| Exercise price | R81,30 |
| Selling price per share | R230,00 |
| Number of shares | 7 800 |
| Total value | R1 794 000 |
| Class of shares | Ordinary no par value |
| Nature of transaction | Sale of shares pursuant to exercise and implementation of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

30 September 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: 4 October 2005


By:     /s/   N L Joubert
        Name: Nereus Louis Joubert
        Title:    Company Secretary